

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 31, 2012

Via Secure E-mail
David Gladstone
Chairman and Chief Executive Officer
Gladstone Land Corporation
1521 Westbranch Drive, Second Floor
McLean, VA 22102

> **Re:** **Gladstone Land Corporation**
> **Amendment No. 1 to Form S-11**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted August 8, 2012**
> **CIK No. 0001495240**

Dear Mr. Gladstone:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Compensation of Our Advisor rand Our Administrator, page 9

1. Please clarify in a footnote to the "Allocation of Administrator Overhead Expenses" compensation that your administrator is 100% owned by the same entity that owns your advisor.

2. We note the management advisory fee and administration fee disclosed on page 54. Please revise the chart to include these amounts paid to date, including all reimbursements. In addition, to the extent you have incurred offering expenses to date, please revise to include these amounts.

Use of Proceeds, page 36

3. Footnote (2) on page 36 indicates general corporate expenses, which include payments to

your administrator, are to be paid from offering proceeds. Please revise to quantify any payments to your administrator from offering proceeds and clarify that your administrator is affiliated with your advisor.

Financial Condition, Liquidity and Capital Resources, page 55

4.   It appears that you have made deposits in connection with proposed property acquisitions. Please continue to monitor the requirements of Rules 3-14 and 8-04 of Regulation S-X regarding probable or completed acquisitions.

Leased Property, page 72

5.   Please explain the basis for your statement that "[b]ecause we use triple net leases, we believe we incur fewer expenses than traditional real estate investment trusts."

Our Current Properties, page 83

6.   Please provide us with your calculations of current yield on properties based on the cost basis of assets, current yield on properties based on the appraised value of assets, and average annual return on farms since inception. In addition, explain to us whether these metrics meet the definition of non-GAAP measures in accordance with Item 10(e) of Regulation S-K, and if so please revise your filing to provide all of the disclosure items required by Item 10(e) of Regulation S-K.

7.   Please provide us with the calculation of current cash yield for each property discussed in this section. Given that the metric appears to be calculated solely based on gross rental income, with no reduction for operating expenses, overhead or fees, explain to us how the amount represents a true yield for the property. Finally, explain to us whether this metric meets the definition of a non-GAAP measure in accordance with Item 10(e) of Regulation S-K, and if so please revise your filing to provide all of the disclosure items required by Item 10(e) of Regulation S-K.

Lease Expiration, page 87

8.   Please clarify what is meant by "cash rent" and how such metric differs from rent received. We also note that the term, "cash rent," is discussed on page 72 as an industry specific term that describes a leasing arrangement that involves sharecropping, in which you indicate that you do not engage. Please revise or advise.

Our Real Estate Experience, page 87

9.   We note your response to comment 32 in our letter dated June 7, 2012. Please also clarify the differences between companies represented by NARET All REIT Index and yourself. Please make similar disclosure regarding other indices that you present in your

prospectus, such as the NCREIF Farmland Index.

Gladstone Land Corporation

Notes to Consolidated Financial Statements

Note 5. Real Estate and Intangible Assets, page F-14

10.   We have read your response to our prior comment 36. Please explain to us in further detail how you determined that it would be appropriate to recognize a bargain purchase gain in a real estate transaction. In your response please provide us with a summary of the terms of the lease on the property and tell us whether management believes that the cash flows from the lease support the appraised value.

2364 West Beach Road, page F-23

Historical Summary of Revenue, page F-24

11.   We have read your response to our prior comment 38. Please tell us whether the leases at either 2364 West Beach Road or 75 Dalton Lane contain renewal periods, and if so tell us the terms of any renewal option and the likelihood that the tenant will renew the lease. Additionally, please provide us with the significance tests for each property acquired including the significance threshold.

General

If you intend to respond to these comments with an amended draft registration statement, aplease submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Adviser, at (202) 551-3391 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief